Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 March 6, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1140
                   SMid Dividend Strength Portfolio, Series 1
                       File Nos. 333-193275 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comment letter dated February 4, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1140, filed on January 10, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the SMid Dividend Strength Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. This section states that the Trust will invest 80% of the value of its assets in small- and mid-capitalization companies. Please disclose the Trust's definitions for small- and mid-capitalization companies. See Investment Company Names, Investment Company Act Release 24828, at n.43 (Jan. 17, 2001).

      Response: The trust has added the following as the second sentence of this section: "The sponsor uses Russell Investment's designations of market capitalization when selecting securities."

Investment Summary -- Security Selection

      2. The first paragraph of this section states that the security selection process begins with a universe of "all dividend-paying small- and mid-capitalization companies traded in the United States." Please disclose whether the Trust's portfolio will include foreign companies that are traded in the United States and, if so, provide a corresponding risk disclosure for foreign securities in the discussion of the Trust's principal risks.

      Response: The trust may invest in U.S.-listed foreign companies and the disclosure as been revised accordingly. Even though U.S.-listed foreign company securities may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren